Geoffrey G. Dart
103a Ashley Gdns
Thirleby Road
London, SW1P 1HJ
UK

13TH December 2004

Mr. Paul Barham
Harrell Hospitality Group, Inc.
16475 Dallas Parkway
Suite 410
Addison, TX 75248

Dear Paul,

Re: Resignation of G. Dart

Please accept this letter, as my resignation as chairman and director of Harrell Hospitality Group, Inc., and Harrell Hotels Europe, Ltd.

May I say, what a pleasure it has been to serve as chairman of HHG, Inc. and HHE, Ltd and I look forward to working with HHG at some time in the future.

If at any time I maybe of assistance, please do not hesitate to contact me.

Yours faithfully,

// Geoffrey G. Dart//

Geoffrey G. Dart